Exhibit (a)(2)

October 15, 2004

To:	The Holders of Vsource Series 1-A Preferred Stock, Series 2-A Preferred Stock and Series 4-A Preferred Stock (referred to collectively as the “Preferred Stock”).

We recently announced that Vsource, Inc. (the “Company”) was pursuing a series of transactions pursuant to which the Company would:

•	transfer our remaining ownership interest in our primary operating subsidiary, Vsource Asia Berhad (“Vsource Asia”), to a newly formed wholly-owned subsidiary that we refer to in these materials as “Asia Holding Co.”, and

•	dispose of our interest in Vsource Asia by providing the holders of our Preferred Stock with the opportunity to exchange their shares of Preferred Stock for shares of Asia Holding Co.

We also have been informed by Symphony House Berhad, a Malaysian company that currently owns 30% of Vsource Asia, that Symphony simultaneously will make a cash offer for all of the shares of Asia Holding Co., including those shares that you will receive if you participate in the exchange offer.

The total value of Symphony’s offer is approximately $15.8 million.

As you may know, the majority of our business operations are currently conducted through Vsource Asia. On a stand-alone basis, in fiscal 2004 Vsource Asia had net profits of $1.7 million (compared to the Company’s net loss of $11.9 million) and revenues of $18.2 million, representing approximately 99% of our combined revenues. The materials contained in this package describe a series of transactions that will enable you to obtain a more direct ownership interest in Vsource Asia—the Company’s primary operating asset—and, if you wish, to dispose of such interest for cash.

The materials enclosed with this letter describe these transactions in greater detail and also provide you, as a holder of our Preferred Stock, with the means to participate in the exchange offer.

The Exchange Offer

Prior to the exchange offer we will transfer all of our shares of Vsource Asia to Asia Holding Co. As described above, Asia Holding Co. is a newly formed wholly-owned subsidiary of Vsource. You, as a holder of our Preferred Stock, have the opportunity to either:

1.	Exchange all, but not less than all, of each series of Preferred Stock that you beneficially own for shares of Asia Holding Co.; or

2.	Do nothing and keep your existing Preferred Stock (other than the Series 4-A Preferred Stock which, if the exchange offer is completed, will be converted into Vsource common stock).[1]

1 In addition, it is a condition to the Company’s obligation to complete the exchange offer that the holders of the Preferred Stock waive any deemed liquidation that may result from these transactions. The conversion of the Series 4-A Preferred Stock into Vsource common stock, and the waiver that must be obtained from holders of Preferred Stock, are each described in greater detail in the enclosed materials.

7855 Ivanhoe, Suite 200, La Jolla, CA 92037

Pursuant to the exchange offer:

•	each share of Series 1-A Preferred Stock can be exchanged for 6.639 shares of Asia Holding Co.;

•	each share of Series 2-A Preferred Stock can be exchanged for 17.818 shares of Asia Holding Co.; and

•	each share of Series 4-A Preferred Stock can be exchanged for 5,059.217 shares of Asia Holding Co.

The Symphony Tender Offer

In addition, Symphony is simultaneously offering to purchase, for cash, all of the shares of Asia Holding Co. that you will receive if you participate in the exchange offer. Therefore, if you participate in the exchange offer you will have the opportunity to sell all of the shares of Asia Holding Co. that you obtain in the exchange offer to Symphony pursuant to the Symphony tender offer.

Pursuant to the Symphony tender offer Symphony is offering to purchase each share of Asia Holding Co. for $0.158 per share.

Your Potential Proceeds

The following is for purposes of illustration only. The actual amounts will vary depending on the number of shares of Preferred Stock that you own:

•	A holder of 10,000 shares of Series 1-A Preferred Stock has the option to receive:

•	66,390 shares of Asia Holding Co. in the exchange offer, and

•	$10,489.62 (gross proceeds) upon the sale of those Asia Holding Co. shares to Symphony.

•	A holder of 10,000 shares of Series 2-A Preferred Stock has the option to receive:

•	178,180 shares of Asia Holding Co. in the exchange offer, and

•	$28,152.44 (gross proceeds) upon the sale of those Asia Holding Co. shares to Symphony.

•	A holder of 100 shares of Series 4-A Preferred Stock has the option to receive:

•	505,921 shares of Asia Holding Co. in the exchange offer, and

•	$79,935.52 (gross proceeds) upon the sale of those Asia Holding Co. shares to Symphony.

The Symphony Share Offer

Symphony is also offering all shareholders that tender their shares of Asia Holding Co. to Symphony with the opportunity to purchase, on a pro rata basis, up to an aggregate of 47,906 of the shares of Vsource Asia currently held by Symphony, representing approximately 16.5% of the total outstanding shares of Vsource Asia. Pursuant to this share offer Symphony is offering to sell shares of Vsource Asia for $89.05 per share. This is effectively the same price that Symphony is paying for Vsource Asia shares through its purchase of the shares of Asia Holding Co. pursuant to its tender offer. For example, if all of the holders of Preferred Stock participate in the exchange offer and also tender all of their shares of Asia Holding Co. to Symphony pursuant to its tender offer, Symphony will pay an aggregate of $15,812,275 for all of the outstanding shares of Asia Holding Co. Since Asia Holding Co. will own an aggregate of 177,567 shares of Vsource Asia, this equates to a purchase price of $89.05 per share of Vsource Asia.

Symphony will separately send you an offering document that describes its tender offer and its offer to sell you shares of Vsource Asia. You should receive this offering document in the next few days.

Documents That You Have Received

We have enclosed an exchange offer and consent solicitation circular and an Information Statement which describe, among other things, each of these options, the rights that you would have as a holder of shares of Asia Holding Co., the manner and timing of the exchange offer and where you can obtain additional information.

The enclosed Information Statement was originally mailed to all Vsource stockholders on September 1, 2004 and contains certain pro forma information for Vsource, under the heading “Vsource, Inc. Selected Pro Forma Financial Data”. After mailing the Information Statement we discovered that a mathematical error had been made when calculating the fair value of Vsource’s interest in Vsource Asia. This error resulted in the pro forma “gain on disposal” being overstated by approximately $2.3 million and the pro forma “deemed dividend” being understated by the same amount. Since these two pro forma adjustments both impact shareholders’ equity and also offset each other, this error did not affect the final Vsource, Inc. Pro Forma Balance Sheet. Furthermore, the error has no impact on the amount of cash or liabilities Vsource will retain after completing these transactions. However, in order to provide you with pro forma financial information that is current and that correctly calculates these amounts, we have included new pro forma financial information for Vsource in the exchange offer and consent solicitation circular under the heading “Vsource, Inc. Selected Pro Forma Financial Data”. Please review the Vsource pro forma financial information contained in the exchange offer and consent solicitation circular and do not rely on the pro forma financial information for Vsource contained in the Information Statement under the heading “Vsource, Inc. Selected Pro Forma Financial Data”. This mathematical error did not affect the financial information for Vsource Asia that was provided in the Information Statement or any of the other information contained in the Information Statement.

The transactions described in these documents are very complex. You should carefully review all of these documents and all of this information before deciding whether to participate in the exchange offer.

Please note that in order to participate in the exchange offer, the exchange agent must receive the requisite documentation, as specified in the exchange offer and consent solicitation circular, no later than 12:00 Midnight, Pacific Standard Time, on November 16, 2004. YOU ARE STRONGLY ENCOURAGED TO READ CAREFULLY THE ENCLOSED INFORMATION BEFORE MAKING ANY DECISION REGARDING THE FOREGOING OPTIONS.

Sincerely,

Dennis Smith

Vice Chairman

This letter, the attached exchange offer and consent solicitation circular, the information statement and all exhibits shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

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